

BCSC
British Columbia Securities Commission

82-3675

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

02 AUG 27 PM 8: 20



02049619

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collect the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be dire Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll F

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:
* a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
* a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
* income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Advent Communications Corp.	02/06/30	02/08/15

ISSUER ADDRESS
#1103 - 3779 Sexsmith Road

CITY / PROVINCE / POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Richmond, BC, V6x 3Z9	(604)2790880	(604) 2798868

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Victor chui	President	(604) 2798868

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@advent-comm.com	www.advent-comm.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Anthony Chan	02/08/15
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
	Victor Chui	02/08/15

FIN 51-901F (Reverse) Rev. 2001 / 3 / 20

Advent Communications Corp.

Second Quarter Report
Quarter ended June 30, 2002

Advent Communications Corp.

Consolidated Financial Statements
(Unaudited)
June 30, 2002

Advent Communications Corp.

Consolidated Balance Sheets
(Unaudited)
As at June 30, 2002

	2002 $	2001 $
Assets		
Current assets		
Cash	1,344,488	832,850
Accounts receivable	524,338	363,250
Inventories	282,816	498,907
Prepaid expenses	14,917	26,262
	2,166,559	1,721,269
Deposits	32,713	17,777
Capital assets (note 3(a))	1,277,777	1,431,211
Goodwill and acquired subscriber base (note 3(b))	-	-
	3,477,049	3,170,257
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	-
Accounts payable and accrued liabilities	1,100,156	937,514
Deferred revenue	106,727	178,748
Mortgage loans (note 6)	622,004	669,171
	1,828,887	1,785,433
Customer deposits	37,252	55,869
Advances from shareholders (note 5)	1,000,000	660,000
Shareholders' Equity		
Capital stock (note 7)	2,691,160	2,691,160
Deficit	(2,080,250)	(2,022,205)
	610,910	668,955
	3,477,049	3,170,257

Approved by the Board of Directors

_____ Director

_____ Director

Advent Communications Corp.

Consolidated Statements of Deficit
(Unaudited)
As at June 30, 2002

	2002 $	2001 $
Deficit - Beginning of period	(2,106,168)	(1,953,846)
Net earnings (loss) for the period	25,918	(68,359)
Deficit - End of period	(2,080,250)	(2,022,205)

Advent Communications Corp.
Consolidated Statements of Earnings and Deficit
(Unaudited)
For the six-month period ended June 30, 2002

	3 months period ended June 30, 2002		Year-to-Date (6 months) ended June 30, 2002	
	2002 $	2001 $	2002 $	2001 $
Sales of pagers and cellular phones	2,208,457	1,771,529	3,884,645	3,668,573
Cost of sales	1,715,356	1,363,997	2,900,339	2,786,003
	493,101	407,532	984,306	882,570
Pager and air time rental	82,986	111,727	157,845	242,773
Less: Air time charges	16,607	38,947	43,283	83,701
	66,379	72,780	114,562	159,072
	549,480	480,312	1,098,868	1,041,642
Other income	17,356	16,864	29,113	34,859
Gross profit	576,836	497,176	1,127,981	1,076,501
Expenses				
Salaries, commissions and benefits	267,359	259,382	527,754	557,640
Marketing and promotion	71,359	41,667	162,220	90,120
Rent and utilities	59,186	54,030	126,285	128,523
Office and miscellaneous	43,051	57,263	84,943	121,771
Business development	14,594	25,403	27,188	54,441
Depreciation	10,673	18,073	22,005	38,289
Professional fees	15,061	10,681	33,025	16,231
Bad debts	3,039	2,803	3,063	4,838
Insurance	11,374	10,904	22,490	20,870
Business and property taxes	9,918	8,402	15,802	14,271
Automobile and travel	3,403	3,272	11,007	19,664
Repairs and maintenance	25	-	1,148	133
Transfer agent and listing fees	1,641	599	4,330	2,839
	510,683	492,479	1,041,260	1,069,630
Earnings (loss) before undernoted items	66,153	4,697	86,721	6,871
Bank charges and interest	23,776	14,713	50,808	34,009
Interest on mortgage loans	8,366	23,131	16,021	41,221
Loss (gain) on disposal of capital assets	(6,026)	-	(6,026)	-
Net earnings (loss) for the period	40,037	(33,147)	25,918	(68,359)
Net earnings (loss) for the period	0.3¢	(0.3¢)	0.2¢	(0.5¢)

Advent Communications Corp.

Consolidated Statements of Cash Flows
(Unaudited)
For the six-month period ended June 30, 2002

	3 months period ended June 30, 2002		Year-to-Date (6 months) ended June 30, 2002	
	2002 $	2001 $	2002 $	2001 $
Cash flows from operating activities				
Net earnings (loss) for the year	40,037	(33,147)	25,918	(68,359)
Items not affecting cash				
Depreciation	10,673	18,073	22,005	38,289
Loss (gain) on disposal of capital assets	(6,026)	-	(6,026)	-
	44,684	(15,074)	41,897	(30,070)
Changes in non-cash working capital				
Accounts receivable	(100,548)	3,564	(94,525)	395,585
Inventories	92,065	(45,547)	24,102	(146,800)
Prepaid expenses	(3,543)	1,651	12,399	(2,386)
Accounts payable and accrued liabilities	(17,584)	(140,354)	(173,756)	(264,374)
Deferred revenue	(15,467)	(28,944)	(62,565)	(91,507)
	(45,077)	(209,630)	(294,345)	(109,482)
	(393)	(224,704)	(252,448)	(139,552)
Cash flows from investing activities				
Deposits	(12,108)	(1,000)	(32,713)	(17,777)
Purchase of capital assets	(4,048)	(21,551)	(4,048)	(41,551)
Proceeds from disposal of capital assets	22,500	-	22,500	-
	6,344	(22,551)	(14,261)	(59,328)
Cash flows from financing activities				
Increase (decrease) in customer deposits	669	1,164	16,973	17,754
Advances from shareholders	-	120,000	100,000	360,000
Repayment of shareholders' loan	-	-	-	-
Repayment of mortgage loans	(12,451)	(9,055)	(25,126)	(17,981)
Proceeds from issuance of common shares	-	-	-	-
	(11,782)	112,109	91,847	359,773
Increase (decrease) in cash and cash equivalents	(5,831)	(135,146)	(174,862)	160,893
Cash and cash equivalents - Beginning of period	1,350,319	967,996	1,519,350	671,957
Cash and cash equivalents - End of period	1,344,488	832,850	1,344,488	832,850
Cash and cash equivalents consist of				
Cash	1,344,488	832,850	1,344,488	832,850
Bank indebtedness	-	-	-	-
	1,344,488	832,850	1,344,488	832,850
Supplementary cash flow information				
Interest paid	10,816	33,212	20,048	56,620
Interest received	1,540	6,221	2,651	12,571

Advent Communications Corp.

1 Interim Financial Statements

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2001 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2001 audited financial statements.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc. (formally Am-Call Paging Corp.) and EZPage Communications Inc. (has been discontinued at July 31, 2001) ((collectively, "the company").

Inventories

Inventories are valued at the lower of cost and net realizable value.

Capital assets

Capital assets are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Goodwill and acquired subscriber base

The goodwill arising on consolidation represents the excess of the cost of acquisition over the cost assigned to the Goodwill and acquired subscriber base net identifiable assets of the subsidiaries. Goodwill is amortized on a straight-line basis over five years and was fully amortized in 1997. The acquired subscriber base is amortized on a straight-line basis over five years and was fully amortized in 2000.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Advent Communications Corp.
Notes to Consolidated Statements
(Unaudited)
For the six-month period ended June 30, 2002

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, it is considered that such deposits are not refundable within the next 12 months in the normal course of business.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and judgements that may affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Earnings per common share

Earnings per common share are calculated using the weighted average number of common shares outstanding during the period.

3   **Capital assets and goodwill and acquired subscriber base**

a)   **Capital assets**

			2002	2001
	Cost $	Accumulated amortization $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	123,134	562,517	585,844
Computer hardware	67,421	49,576	17,845	20,514
Paging services operating system and terminal	159,166	142,780	16,386	137,193
Signs	50,830	35,822	15,008	14,969
Furniture, fixtures and equipment	139,412	120,206	19,206	28,256
Leasehold improvements	133,036	99,953	33,083	33,703
	1,849,248	571,471	1,277,777	1,434,211

Mortgage with interest at prime plus 1% and term ending August
2001, monthly principal repayments of $792 plus interest,
amortized over 11 years, secured by retail premises

	77,601	85,596
	622,004	669,171

The mortgage loans have various amortization terms ranging from 9 to 18 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates. Principal payments due after one year are classified as long-term liabilities.

7 Capital stock

Authorized
50,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - December 31, 1999	11,623,556	2,388,460
Private placement (a)	1,033,000	279,950
Stock options (b)	35,000	22,750
Balance – December 31, 2000 and 2001	12,691,556	2,691,160
Private placement	-	-
Stock options	-	-
Balance - June 30, 2002	12,691,556	2,691,160

a) Private placement

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants have been expired in June 2002.

Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. In March 2000, 35,000 of these options were exercised for proceeds of $22,750, and the remaining 1,165,000 options have been expired in February 2002.

1   Analysis of expenses and deferred costs

(a) Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion		
Advertising & Promotion	$	156,481
Entertainment		5,739
	$	162,220
Office and miscellaneous		
Office	$	57,388
Telephone		23,964
Miscellaneous		3,591
	$	84,943
Cost of sales		
Cellular phones	$	2,895,011
Pagers		5,328
	$	2,900,339
Business Development		
Web site development & maintenance	$	27,188

2   Related party transactions

See notes of financial statements.

3   Summary of securities issued and options granted during the period

(a)   Securities issued

None

(b)   Options granted

None

4   Summary of securities as at the end of the reporting period

    (a)   Authorized and issued share capital

        Authorized – 50,000,000 common shares
        Issued and Outstanding – 12,691,556

    (b)   Summary of options, warrants and other convertible securities outstanding

        1,165,000 stock options at an exercise price of $0.65 per share, which have been expired on February 17, 2002.

        500,000 share purchase warrants at a price of $0.45 per share have been expired on June 12, 2002.

    (c)   Shares held in escrow or subject to pooling

        None

5   List of directors

Directors	Officers
Victor Chui	President
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Edgar Pang	Secretary

Advent Communications Corp.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

Advent Communications Inc. (together with its wholly owned subsidiaries, the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories, with 11 stores in Canada (6 in Toronto and 5 in Vancouver). The Company's stores seek to offer one-stop shopping for consumers to purchase cellular, personal communication services ("PCS"), paging, and other wireless products and services and related accessories.

The Company's business strategy is to offer a wide range of wireless products and services at competitive prices, through conveniently located and attractively designed stores. The Company has historically focused on the ethnic Asian market, supported by knowledgeable customer service representatives that speak both English and Chinese.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscriptions with a lower cancellation rate.

The Company's stores typically sell up to 20 different makes and models of cellular and PCS phones and pagers and over 100 stock keeping units ("SKUs") of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs.

The Company's revenues are generated principally from three sources:

1. EQUIPMENT AND SERVICE PLAN SALES. Equipment and service plan sales involve: (i) the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets; (ii) activation commissions the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service; and, (iii) cellular residual payments, which are based upon a percentage (5% to 8%) of the customers' monthly service charges and are recognized as income when received from the carrier.

2. PAGER AND AIR-TIME RENTAL. The Company receives monthly payments made by its paging customers and paging carriers. Paging revenues are received on a monthly basis directly from pager customers for the pager airtime that the Company provides from paging carriers from which the Company buys wholesale air-time and then resells it to individuals and small businesses. In addition, the Company collects a fee on pagers rented to its subscribers. Such paging equipment rental customers have been declining in recent years.

3. OTHER INCOME. Other income consists of miscellaneous repair work, interest on overdue accounts and other services charges.

Historically, equipment and service plan sales have accounted for most of the Company's net revenues. For example, equipment and service plan sales accounted for 95.4% of total revenues in the first six months of 2002, versus 93.0% in the same period of 2001. The increase in percentage of equipment and service plan sales reflected the increase of cellular phone sales and the decrease of paging airtime income. The decreased cost and increased market penetration of cellular and PCS communications products has also led to a decline in new

paging customers and an increase in the churn rate of paging subscriber. This contributed to a decline in the pager rental revenues during the period.

RESULTS OF OPERATIONS

TOTAL REVENUES increased 3.2% to $4,071,603 for the six months period ended June 30, 2002 from $3,946,205 for the same period in 2001. The increase in revenues was due to increases in phone sales, net of a decline in pager sales, airtime and rental income.

During the period, equipment and service plan sales of wireless communications equipment increased by $216,072, or 5.9% to $3,884,645 in the first six months of 2002 from $3,668,573 in the same period of 2001. The increase in equipment and service plan sales can be attributed to an increase in same-store revenues resulting from more attractive and lower cost service plans offered by carriers.

Pager and airtime rental revenues decreased by $84,928, or 35.0%, to $157,845 in the first six months of 2002 from $242,773 in the same period of 2001. The decrease was due to reduced pager airtime and pager rental income resulting from fewer paging customers, as the more versatile cellular and PCS services became more affordable.

The decrease of other income in the first six months of 2002 by 16.5% to $29,113 compared with the same period of 2001 is due to the decrease of paging subscribers.

GROSS PROFIT increased by $51,480, or 4.8% to $1,127,981 in the first six months of 2002 from $1,076,501 in the same period of 2001. As a percentage of total net revenues, gross profit margin increased to 27.7% for the six months period ended June 30, 2002 from 27.3% in 2001 primarily due to increases in cellular subscriber base with more residual commission, net of decreases in pager rentals and air-time residuals and slightly lower margins on cellular phone sales due to competition.

The gross profit on wireless equipment and service plan sales increased by $101,738 or 11.5% to $984,306 for the first six months of 2002 from $882,570 for the same period of 2001. The increase was due to an increase in phone sales. The gross profit on pager rental and air-time residual income decreased by $86,312 or 45.8% to $72,780 in the first six months of 2002 from $159,092 in the same period of 2001. The decrease in gross profit from pager rental and air-time residual income was a result of lower sales and dropping paging subscriber base, as pagers are being replaced by cellular and PCS products.

EXPENSES

Operating expenses decreased by $28,370, or 2.7% to $1,041,260 in the first six month of 2002 from $1,069.630 in the same period of 2001. The decrease in operating expenses was primarily due to a decrease in billing expenses for paging subscribers, amortization expenses and professional fees.

As a percentage of total revenues, operating expenses decreased to 25.6% of revenues in the first six months of 2002 from 27.1% in the same period of 2001. The decrease was a result of both higher revenues and the lower operating expenses, which has resulted in a more efficient operation.

The Company spent $27,188 in six months of 2002 compared with $54,441 in the same period of 2001 on development and maintenance of Internet websites *www.i2828.com* which were classified as Business Development Expenses. The Company has spent less on website development but spent more on website modifications and maintenance.

NET INCOME increased by $94,277 to $25,918 (0.2¢ per share) for the first six months of 2002 from a (loss) of ($68,359) ((0.5¢) per share) for the same period of 2001.

FUTURE AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (the third generation of mobile), the cellular industry will be still growing very fast in the coming years. Therefore, the Company is exploring opportunities to expand its retail operations through store openings and acquisitions.

The number of members for community site *www.i2828.com* is still increasing; the Company is exploring opportunities for seeking Internet banner advertisers and e-commerce business. The Company is now working on more features such as more games and photo albums in addition to the following features:

Personal Page
Members can place photos on their personalized Web pages and have their friends visit and sign their guest books.

Web E-mail
Each member will have access to a free E-mail account with features that include storage space of up to a maximum of 50 megabytes, and notification by PCS or a wireless device upon receipt of new E-mail messages.

E-messaging
Members can stay in touch and communicate with their friends while on-line by sending and receiving instant messages.

E-reminder
Members can set up their own personal calendar and schedules to remind themselves of important events and appointments via E-mail and/or wireless devices notifications.

Forum/Message Board
This feature allows members to voice their opinions and communicate with other *i2828.com* members and to chat with other members at the same time.

E-cards
This feature allows members to crate their own greeting cards (in *Flash* format) and send the cards to their friends over the Internet.

Points and Awards
Members can earn *i2828.com* points while surfing the *i2828.com* Web site, and redeem the points for prizes.

E-Chat
A chat room allows members to chat online on their common interested topics.

INVESTOR RELATIONS

The Company does not have any contract for investor relation's activities.